================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 14D-1
 TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934

                                      AND

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)

                               CIRCON CORPORATION
                               ------------------
                           (Name of Subject Company)

                             USS ACQUISITION CORP.
                       UNITED STATES SURGICAL CORPORATION
                       ----------------------------------
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                         (Title of class of securities)

                                  172736 10 0
                     --------------------------------------
                     (CUSIP number of class of securities)

                                THOMAS R. BREMER
                             USS ACQUISITION CORP.
                     C/O UNITED STATES SURGICAL CORPORATION
                               150 GLOVER AVENUE
                          NORWALK, CONNECTICUT  06856
                           TELEPHONE:  (203) 845-1000
                     ---------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)

                                with a copy to:

                             PAUL T. SCHNELL, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                           NEW YORK, NEW YORK  10022
                           TELEPHONE: (212) 735-3000

                           CALCULATION OF FILING FEE

  TRANSACTION VALUATION/1/                            Amount of Filing Fee
  ---------------------                               --------------------
      $242,765,874                                          $41,010.48

---------
/1/ For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $16.50 per Share of an aggregate of 12,427,418 Shares. The amount reflects the purchase of 13,243,448 outstanding Shares, and 1,143,318 Shares issuable with respect to options and warrants, less 1,959,348 Shares owned by Parent. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of Shares purchased. Payment of the filing fee due in connection herewith has been completely offset by a previous payment by Parent in the amount of $48,553.17. Accordingly, a credit of $7,542.69 remains on account of Parent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  $48,553.17
  Filing Party: USS Acquisition Corp.; United States Surgical Corporation Form or Registration No: Schedule 14D-1
  Date Filed:  August 2, 1996

CUSIP NO. 172736 10 0                                       PAGE 1 OF 2
                                     14D-1


   1. NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           UNITED STATES SURGICAL CORPORATION
-------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3. SEC USE ONLY
--------------------------------------------------------------------------------
   4. SOURCE OF FUNDS
            WC
--------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(e) or 2(f)                                                [ ]
--------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
   7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,959,348 Shares
--------------------------------------------------------------------------------
   8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES                                                 [ ]
--------------------------------------------------------------------------------
   9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
            14.8%
--------------------------------------------------------------------------------
  10. TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

  CUSIP NO. 172736 10 0                                      PAGE 2 OF 2
  ---------------------
                                     14D-1


   1. NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            USS ACQUISITION CORP.
--------------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)  [X]
                                                        (b)  [ ]
--------------------------------------------------------------------------------
   3. SEC USE ONLY
--------------------------------------------------------------------------------
   4. SOURCE OF FUNDS
            AF
--------------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(e) or 2(f)                                               [ ]
--------------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
   7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            973,174 Shares
--------------------------------------------------------------------------------
   8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES                                                 [ ]
--------------------------------------------------------------------------------
   9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
            7.3%
--------------------------------------------------------------------------------
  10. TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

            This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by USS Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of United States Surgical Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Circon Corporation, a Delaware corporation (the "Company"), at a price of $16.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 5, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Statement also constitutes Amendment No. 16 to the Statement on Schedule 13D of the Purchaser and Parent filed on August 2, 1996, as amended. Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits (a)(1) and (a)(2), respectively.

  ITEM 1.  SECURITY AND SUBJECT COMPANY.

      (a) The name of the subject company is Circon Corporation, a Delaware corporation with its principal executive offices at 6500 Hollister Avenue, Santa Barbara, California 93117.

      (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

  ITEM 2.  IDENTITY AND BACKGROUND.

      (a-d, g) This Statement is being filed on behalf of Parent and the Purchaser for purposes of the Schedule 14D-1. The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

      (e-f) During the last five years, neither Parent nor the Purchaser, nor, to the best knowledge of Parent and the Purchaser, the persons listed in
  Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

  ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

       (a-b) The information set forth in the Introduction and Section 11 of the Offer to Purchase is incorporated herein by reference.

  ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       (a-c) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

  ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

       (a-b) The information set forth in the Introduction, and Sections 11 and 12 of the Offer to Purchase is incorporated by reference.

       (c) The information set forth in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

       (d-e) The information set forth in Sections 7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

       (f-g) The information set forth in Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

  ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

       (a) The information set forth in the Introduction, Sections 8 and 9 and
  Schedule II of the Offer to Purchase is incorporated herein by reference.

       (b) The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

  ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

       The information set forth in the Introduction and Sections 11, 12 and 16 of the Offer to Purchase is incorporated by reference.

  ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

       (a) The information set forth in the Introduction and Section 16 of the Offer to Purchase is incorporated herein by reference.

  ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

       The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

       The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or bid Shares being sought in the Offer.

  ITEM 10.  ADDITIONAL INFORMATION.

       (a) The information set forth in Sections 11 and 12 of the Offer to Purchase is incorporated herein by reference.

       (b-c, e) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

       (d) The information set forth in Sections 7 and 12 of the Offer to Purchase is incorporated herein by reference.

       (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, is incorporated herein by reference.

  ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

       (a)(1) Offer to Purchase, dated August 5, 1997.

       (a)(2) Letter of Transmittal.

       (a)(3) Notice of Guaranteed Delivery.

       (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       (a)(7) Summary Advertisement, dated August 5, 1997.

       (a)(8) Press Release, dated August 5, 1997.

       (a)(9) Complaint filed by United States Surgical Corporation on September 17, 1996 in the Court of Chancery in the State of Delaware in and for New Castle County in the action entitled United States Surgical Corporation, a
                                       -------------------------------------
  Delaware Corporation, and USS Acquisition Corp., a Delaware Corporation, v.
  ---------------------------------------------------------------------------
  Richard A. Auhll, R. Bruce Thompson, Harold R. Frank, Rudolf R. Schulte, Paul
  -----------------------------------------------------------------------------
  W. Hartloff, Jr., John Blokker and Circon Corporation, a Delaware Corporation.
  -----------------------------------------------------------------------------

       (a)(10) Complaint filed by United States Surgical Corporation on September 18, 1996 in the Court of Chancery in the State of Delaware in and for New Castle County in the action entitled United States Surgical
                                               ----------------------
  Corporation, a Delaware corporation and Cede & Co., v. Circon Corporation, a
  ----------------------------------------------------------------------------
  Delaware corporation.
  --------------------

       (a)(11) Directorship Agreement between Parent and Victor H. Krulak, dated as of July 24, 1997.

       (a)(12) Directorship Agreement between Parent and Charles M. Elson, dated as of July 24, 1997.

       (a)(13) Preliminary Proxy Statement filed with the Commission on August 4, 1997.

       (a)(14) Letter to the Company providing notice of Parent's and Purchaser's intention to nominate individuals for election as directors and to adopt a proposed resolution at the Annual Meeting.

       (b)(1) Credit Agreement dated as of December 20, 1995 among Parent, signatory banks, Morgan Guaranty Trust Company of New York as Documentation Agent, NationsBank, N.A., as Administrative Agent, and The Bank of New York, as Yen Administrative Agent.

       (b)(2) Amendment No. 1 to Credit Agreement dated as of December 20, 1995, dated September 16, 1996.

       (b)(3) $175 million credit agreement dated September 16, 1996 among Parent and signatory banks, related to acquisition financing.

       (c)  None.

       (d)  None.

       (e)  Not applicable.

       (f)  None.

                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  Dated:  August 5, 1997

                                   USS ACQUISITION CORP.



                                   By: /s/ THOMAS R. BREMER
                                      ---------------------------------------
                                      Name:  Thomas R. Bremer
                                      Title: President



                                   UNITED STATES SURGICAL
                                   CORPORATION



                                   By: /s/ THOMAS R. BREMER
                                      --------------------------------------
                                       Name:  Thomas R. Bremer
                                       Title: Senior Vice  President and
                                               General Counsel

                                 EXHIBIT INDEX

EXHIBIT        EXHIBIT NAME
-------        ------------
(a)(1)         Offer to Purchase, dated August 5, 1997.

(a)(2)         Letter of Transmittal.

(a)(3)         Notice of Guaranteed Delivery.

(a)(4)         Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.

(a)(5)         Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)         Summary Advertisement, dated August 5, 1997.

(a)(8)         Press Release, dated August 5, 1997.

(a)(9)         Complaint filed by United States Surgical Corporation on
               September 17, 1996 in the Court of Chancery in the State of
               Delaware in and for New Castle County in the action entitled
               United States Surgical Corporation, a Delaware Corporation, and
               ---------------------------------------------------------------
               USS Acquisition Corp., a Delaware Corporation, v. Richard A.
               ------------------------------------------------------------
               Auhll, R. Bruce Thompson, Harold R. Frank, Rudolf R. Schulte,
               -------------------------------------------------------------
               Paul W. Hartloff, Jr., John Blokker and Circon Corporation, a
               -------------------------------------------------------------
               Delaware Corporation, incorporated herein by reference to Exhibit
               --------------------
               (a)(12) to Amendment No. 5 on Schedule 14D-1 of Parent, filed with the Commission on September 17, 1996.

(a)(10)        Complaint filed by United States Surgical Corporation on
               September 18, 1996 in the Court of Chancery in the State of
               Delaware in and for New Castle County in the action entitled
               United States Surgical Corporation, a Delaware corporation and
               --------------------------------------------------------------
               Cede & Co., v. Circon Corporation, a Delaware corporation,
               ---------------------------------------------------------
               incorporated herein by reference to Exhibit (a)(14) to Amendment
               No. 6 on Schedule 14D-1 of Parent, filed with the Commission on
               September 18, 1996.

(a)(11) Directorship Agreement between Parent and Victor H. Krulak, dated as of July 24, 1997, incorporated herein by reference to Exhibit
               (a)(31) to Amendment No. 14 on Schedule 14D-1 of Parent, filed with the Commission on July 28, 1997.

(a)(12) Directorship Agreement between Parent and Charles M. Elson, dated as of July 24, 1997, incorporated herein by reference to Exhibit
               (a)(32) to Amendment No. 14 on Schedule 14D-1 of Parent, filed with the Commission on July 28, 1997.

(a)(13)        Preliminary Proxy Statement filed with the Commission on August
               4, 1997, incorporated herein by reference to Schedule 14A of Parent, filed with the Commission on August 4, 1997.



(a)(14) Letter to the Company providing notice of Parent's and Purchaser's intention to nominate individuals for election as directors and to adopt a proposed resolution at the Annual
               Meeting, incorporated herein by reference to Exhibit (a)(35) to Amendment No. 15 on Schedule 14D-1 of Parent, filed with the
               Commission on July 29, 1997.

(b)(1) Credit Agreement dated as of December 20, 1995 among Parent, signatory banks, Morgan Guaranty Trust Company of New York as
               Documentation Agent, NationsBank, N.A., as Administrative Agent, and The Bank of New York, as Yen Administrative Agent, incorporated herein by reference to Exhibit 4(a) to Parent's Form
               10-K for 1995.

(b)(2)         Amendment No. 1 to Credit Agreement dated as of December 20,
               1995, dated September 16, 1996, incorporated herein by reference to Exhibit (10)(b) to Parent's Form 10-Q for the period ended
               September 30, 1996.

(b)(3) $175 million credit agreement dated September 16, 1996 among Parent and signatory banks, related to acquisition financing, incorporated herein by reference to Exhibit (10)(a) to Parent's
               Form 10-Q for the period ended September 30, 1996.

